EXHIBIT 99.4

CONSENT

Tier1 Research hereby consents to the use by Digital Realty Trust, Inc. in its Registration Statement Form S-11 Filing, of the Tier1 Research material set forth on the attached Exhibit A.

Tier1 Research

/s/ CHRIS HOFFMAN
Chris Hoffman COO Tier1 Research

January 13, 2005

EXHIBIT A

According to Tier1 Research, an independent research firm which regularly tracks statistics on multi-tenant data centers, there are 511 multi-tenant data centers in the United States, which comprise a total of 23 million gross square feet. Tier1 Research estimates that the average annual rent charged to customers within these data centers is approximately $300 per square foot, or more depending on the quality of the data center.